Exhibit 34.3
Report of Independent Registered Public Accounting Firm
The Board of Directors
Principal Financial Group, Inc.
Principal Life Insurance Company
We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with Regulation AB Servicing Criteria, that Principal Financial Group, Inc. and Principal Life Insurance Company (collectively, the “Company”) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the Principal Life Income Fundings Trusts registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on Registration Statement Nos. 333-129763 and 333-129763-01 and Registration Statement Nos. 333-147181 and 333-147181-01 platform, except for the instances of material noncompliance described therein, as of and for the year ended December 31, 2007, and except for 1122(d)(1), (d)(2), (d)(3)(ii) through (iv) and (d)(4), which the Company has determined are not applicable to the activities performed by them with respect to the servicing platform covered by this report. Refer to Appendix A of management’s assertion for the asset backed transactions covered by this platform. Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.
Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i) applicable to the Company during the year ended December 31, 2007. In some instances, certain distribution reports on Form 10-D were filed late with the Securities and Exchange Commission and, in some instances, certain distribution reports on Form 10-D included errors regarding (1) the compensation paid to Citibank, N.A., as indenture trustee and (2) the amount of interest paid to the holders of the notes. In addition, certain indenture trustee reports were not provided timely to the holders of record.

In our opinion, except for the material noncompliance described in the third paragraph, the Company complied, in all material respects, with the aforementioned servicing criteria as of and for the year ended December 31, 2007.

Ernst & Young LLP

Des Moines, Iowa
March 27, 2008